Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Critical Implications of the Proposed Qwest MCI Merger: An Industry White Paper

Robert A. Saunders, Research Director

The Eastern Management Group, Inc.

In over a quarter century of service in the telecommunications industry, The Eastern Management Group has witnessed unparalleled changes. Our firm has seen divestiture drama and merger mania. CEOs have risen and fallen. Companies have come and gone. New products have changed the face of the industry only to be replaced by more advanced technologies a few short years later.

Despite all these changes, there has been a single constant in the industry since the late 1970s—increasing competition. It is the belief of The Eastern Management Group that the key to success in our industry is vibrant and viable competition. One of the most salient issues in the industry today is the future of MCI Communications. Both Qwest Communications International, Inc. and Verizon Communications, Inc. are exploring mergers with the company. Our firm believes that outcome of this competition will have significant ramifications for the industry.

The purpose of this white paper is to provide a balanced, industry-centric perspective on MCI’s merger possibilities. This paper will focus on four areas: competition in the telecommunications industry, the public interest, the security and viability of the Internet backbone, and the US economy. Our goal is to provide an assessment of potential outcomes from an MCI merger with one of the nation’s regional Bell operating companies. This white paper is intended for information purposes only and should not be interpreted otherwise.

© The Eastern Management Group, 2005

Abstract

The Eastern Management Group believes that competition in the telecommunications industry, the public interest, the security and viability of the Internet backbone, and the overall US economy will not be positively served by a merger of Qwest Communications and MCI. We believe that the merger of Qwest and MCI would result in an overall lessening of competition, especially in the long-haul Internet traffic market where there is significant overlap between the two companies’ assets.1 Further, we believe a Qwest acquisition of MCI will result in greater job losses, markedly reduced capital expenditure, and drastically less broadband deployment than would be the case under a Verizon-MCI scenario, thus potentially impeding the overall US economy.

The Basics

On February 28, 2005, the Wall Street Journal reported that Qwest had made a secondary offer to acquire MCI. This follow-on bid was prompted by an announcement that after months of negotiation with Qwest, MCI had instead opted for a merger with Verizon.

The vast majority of those analysts in the financial community who cover the telecommunications market believe that the industry would be much better served by a union of Verizon and MCI rather than the alternative scenario whereby Qwest would acquire MCI.

The Players:

The Denver-based Qwest Communications International Inc. (NYSE: Q) is an integrated communications company and a regional Bell operating company (RBOC) that provides advanced communications services, data, multimedia and Internet-based services on a national and global basis; the company also provides wireless services, local telecommunications and related services in a 14-state local calling area. The company presently serves over 15 million access lines and nearly more than 750,000 wireless subscribers.

CEO: Richard Notebaert

Verizon Communications (NYSE: VZ), created through the merger of Bell Atlantic Corporation and GTE Corporation in 2000, is the largest telecommunications provider in the United States and globally provides services to 40 countries worldwide. The company provides local exchange, long distance, Internet, and other related services to residential, business, and government customers. In addition, the company provides wireless services to over 42 million customers in the U.S. through its 55 percent-owned joint venture with Vodafone Group plc. The company’s headquarters are located in New York, NY.

[1]	Furthermore, we believe that a Qwest-MCI merger would do little balance the new SBC-AT&T, which will control 27 percent of the local phone service consumer market and 37 percent of the long distance consumer market (Source: Gray, Tim, “SBC, AT&T Get the Merger Started,” InternetNews, February 22, 2005). Verizon-MCI would create a viable competitor, effectively offsetting the enormous power that will be wielded by SBC-AT&T after the merger occurs. The chart shown in Appendix I demonstrates the relative market equality that Verizon-MCI (VZ-MCIP) would provide vis-à-vis the SBC-AT&T (SBC/T). The two companies would be almost mirror images of one another with similar revenues, access lines, and payrolls. We believe these two companies will engage is unbridled competition for customers over the next decade.

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CEO: Ivan Seidenberg

MCI, Inc. (formerly WorldCom) is a global communications company based in Ashburn, VA, which provides a broad range of communications, outsourcing, and managed network services, to both US and non-US based corporations and residential customers. MCI is active in more than 65 countries worldwide.

CEO: Michael Capellas

The Deals:

Here are the basics of the two offers:

Verizon’s bid of $6.75 billion (or $20.75 a share) includes stock, about $488 million in cash and a special dividend worth $1.46 billion or about $4.50 per share.

Qwest’s $8 billion revised offer is essentially the same as its previous $24.60 offer (including $1.60 of regular dividends) with the exception that it has now included a collar on the equity portion to provide a degree of protection to MCI shareholders. The Qwest offer includes a total of $9.10 in cash (including regular dividends) and $15.50 in Qwest equity.

The Bottom Line

Despite the higher bid for the company (both before and after the Verizon offer), the February 14th announcement of a pending deal with Verizon displayed MCI management’s clear preference for a union with Verizon. It is our assessment that MCI’s decision to go with Verizon was the right one.2 The purpose of this industry white paper is to explain why.

The Impact of Qwest-MCI on the Industry, Customers, the Government, and the Economy

Despite Richard Notebaert’s stellar success in turning around a company that was mired in financial scandal and crippled by the decisions of previous management, we do not believe his modus operandi would do justice to the vital assets currently held by MCI. Notebaert was the CEO of Ameritech, the regional Bell Company in the five Midwestern states of Illinois, Indiana, Michigan, Ohio and Wisconsin, from 1994 until 1999. During that time, he pursued a policy of cost-cutting that came with consequences, in as much as those five Midwestern states were the worst in the nation when it came to service metrics, e.g., network reliability, customer satisfaction, etc.

For instance, a 2000 report, “Trouble on the Line: Ameritech’s Infrastructure Disinvestment and Service Decline,” found, among other things, that Ameritech invested about $5 billion less in its infrastructure from 1988 to 1999 than the average invested by its industry counterparts. In the

[2]	The reasons for the preference Verizon, according to MCI’s management, include: the changing competitive landscape, wireless operations, the “achievability” of cost- savings, financial strength, the ability to sustain service quality and invest in new technologies, and confidence among MCI’s large corporate and government customers (Source: Smith, Jeff, “Qwest Gets Opening ; MCI Restarts Merger Talks with Denver Telco, Though Analysts Still Like Verizon,” The Rocky Mountain News, March 3, 2005).

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same year, four of the bottom five states were Ameritech properties: Indiana, Illinois, Ohio, and Michigan. The highest ranking Ameritech state was Wisconsin, ranking 43rd.3

Notebaert, known for his cost-cutting acumen, was brought in on June 17, 2002 to run Qwest. The company was being hammered by its exposure to the falling prices in the long-haul data market and lackluster performance by its newly-acquired U S West properties in the western United States. In addition to market-related problems the company was also grappling with a $2.5 billion accounting scandal and reeling from a $9 million and a $6.5 million fine from the FCC for violating competition rules.

Under new stewardship, Qwest has managed to end the bankruptcy speculation, improve its bottom-line, and slow the exodus of customers in the states where it operates as the dominant local exchange carrier, thus winning praise from the company’s board and Wall Street. These successes, however, have come at a price: massive layoffs, radically reduced capital expenditure, and an almost total abandonment of next-generation broadband deployment.

During the past few years, Qwest has cut costs to the bone. The CEO moved quickly to “deemphasize” and eliminate unprofitable units at Qwest and slow new spending. The coverage the company has received in analyst reports, the business press, and trade publications shows just how deeply the cuts have gone.

“[Qwest] is essentially managing the business for cash flow.”

— “Qwest, Rival Verizon Raise Heat; As Many As 15,000 Jobs at Risk,” Jeff Smith, Rocky Mountain News, March 1, 2005

“The damage to Qwest’s model is significant, and we believe the accounting improprieties run deeper than what is reflected in the current valuation. Regardless, Qwest has no chance of turning profitable and will require continuous cost reductions to keep the ship afloat.”

— “Qwest Communications Earning Preview,” Technology Research Group, Chris Bulkey, January 18, 2005

“Notebaert [is] blunt about the challenges facing Qwest, reiterating his belief that telephone service is a commodity. He said the company, which has increased its cost-cutting, has to adjust every day to its costs.”

— Qwest Shareholders Find Fault,” Jeff Smith, Rocky Mountain News, May 26, 2004

“‘Notebaert is very good at paring companies, reducing costs and promoting profitability,’ said Steven Titch, a Chicago-based telecom analyst. ‘I look for more layoffs, but I’d say chances of bankruptcy are no more than 50/50.’”

— “Struggling Qwest seen as telecom indicator,” Jon Van, Chicago Tribune, July 30, 2002

“Analysts want to see more than just cost cutting from Notebaert.”

— “Notebaert Passes Q3 Exam, But Operational Tests Loom,” Toby Weber, Telephony, November 11, 2004

“‘He was actually known for heavy cost-cutting and turning over what was really considered a minimally-functioning [Ameritech] over to SBC,’ said David Willis, META Group vice president of global networking strategies. ‘That says two things: this guy is going to slash and burn where

[3]	“FCC Data Reveals Decline in Infrastructure Investment Rankings for SBC Ameritech in Ohio,” PR Newswire, October 25, 2001. For additional information, please see: “Ameritech Service is Worst,” The Digest, November 20, 2002; Rogalski, Jerry, “Ameritech,” 13 Eyewitness News, WTHR, Indianapolis, IN, August 2000; and “Ameritech responds to critics with defense of local investment,” Columbus Business First, April 12, 2001.

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he has to and treat the business like it’s an RBOC business and that spells bad news for the national service.’

— “Level 3 Up, Qwest Down,” Jim Wagner, InternetNews, July 9, 2002

Analyzing Qwest’s Cost-Cutting

Qwest-like cost cutting, applied to MCI may well harm the MCI asset portfolio with severe spillover for the overall telecommunications industry. Our assessment is shared by many in the financial community as well. Capital expenditure, i.e., the funds used by a company to acquire or upgrade physical assets such as property, industrial buildings, or equipment, is likely to be one immediate cost cutting target at MCI and Qwest. Looking back at capex numbers over the past few years is helpful in predicting trends under a Qwest-MCI scenario.

As the above chart demonstrates, all the regional Bell operating companies tightened their belts after 2001; however, some carriers have done so more than others. Verizon’s capital expenditure dropped less than all its peers from 2001-2002—a reduction of 31 percent. The following year saw no meaningful change in capex; and from 2003-2004, Verizon was the only RBOC to book an increase in capex (12 percent).

Qwest, on the other hand, has reduced its spending on equipment and other tangible investments by 80 percent since 2001. Unlike SBC Communications, BellSouth, and Verizon, Qwest does not appear to deviating from this strategy.4 Verizon, by comparison has shaved 24 percent of its capex in the same time period (2001-2004). Wall Street expects to see a flurry of new spending after Verizon acquires MCI. Credit Suisse First Boston, for example, is bullish on Verizon’s proposed “$2.45B of capital expenditure associated with the integration of MCI’s network and the ‘acceleration of technology investment.’”5

[4]	SBC Communications reduced capex by 39 percent in 2002, a further 26 percent in 2004, but showed no change in 2004. BellSouth’s capital expenditures dropped 37 percent in 2002, 16 percent in 2003, and 3 percent in 2004. Qwest reduced its capex by 65 percent in 2002, an additional 30 percent was cut in the following year, and the another 19 percent in 2004—the same year that Verizon increased its spending by 12 percent.
[5]	Cohen, Ido and Steven Glick, “Verizon to Acquire MCI; Neutral Impact Given Lower MCI Outlook,” Credit Suisse First Boston, February 15, 2004.

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Many analysts covering Qwest feel that the cuts had gone too deep. This prompted us to look at few metrics to see just how much of the business spending had been reduced in order to make an educated guess about what will happen with MCI’s assets if Qwest succeeds in acquiring the company. Our research on capital expenditure as a percentage of revenue tells the story of where Qwest is going.

Since Richard Notebaert became the CEO at Qwest, the company has steadily reduced the ratio of capex to revenue. This continuing trend is alarming, especially in the context of an MCI take-over. Aggressive cost-cutting in the U S West assets is one thing (and may have saved the company from bankruptcy), but assuming the costs, labor, network, and market presence of MCI and then continuing the trend of pervasive cost-cutting is worrying. Our recommendation for Qwest would be to “stick to its knitting” and manage the core assets for all they are worth, rather than trying score a “slam-dunk” with a large-scale purchase when the company is facing so many problems in its own backyard.

Understanding MCI’s Attractiveness to Qwest

Why does Qwest want MCI so badly? The answer may be no more complicated than Qwest’s need to pay down debt, according to Wall Street.

“Attractive acquisition for Verizon — a MUST-HAVE for Qwest — Investors should not be surprised to see Qwest’s premium bid for MCI, as such a deal is in our opinion absolutely necessary for the company if it ever expects to begin paying down its onerous $17 billion debt load, which it likely could not do on its own.”

— “Q: Is the Revised Bid Enough to Derail the Verizon/MCI Deal?—NEUTRAL,” Fulcrum Global Partners, Greg Miller and Chris Chapple, February 28, 2005

“Bottom-line, we believe Qwest’s expedition to pursue MCI only emphasizes Qwest’s limited strategic and financial options to create value on a stand-alone basis, and therefore, we remain a

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seller of Q. While we would not completely dismiss Qwest’s attempt, we believe the most likely outcome is still for Verizon and MCI to continue with their proposed merger.”

— “Telecom Tidbit: Qwest is Still Fishing for MCI,” Smith Barney Citigroup, Michael Rollins, February 18, 2005

“We believe Qwest’s pursuit of MCI highlights its limited options to significantly remake its balance sheet and cost structure...”

— “Qwest to Modify MCI Bid,” Legg Mason Wood Walker, Bradley J. Wilson, Daniel Zito, and Christopher C. King, February 18, 2005

“We believe that Qwest’s lack of ability to win MCI puts the company close to ‘desperation mode,’ with Qwest having a strong need to fix the problems facing its out-of-region business and to de-lever. We do not believe that Qwest is capable of fixing operational issues it faces on its own.”

— “VZ, Q, TWTC: MCI Acquisition Implications,” Raymond James & Associates, Inc., Frank G. Louthan IV and Ben Gordon, February 15, 2005

To better understand the attractiveness of MCI to Qwest, it is helpful to survey industry and analyst views of the company and some of Qwest’s most visible problem areas:

Anemic spending on technology

The telecommunications market is an ever changing ever evolving market. A lack of spending in IT and new technology hinders the company’s ability to compete. Especially in the future as more technological advancements occur, this weakness could hinder Qwest further.

— SWOT Analysis. Qwest Communications International, Inc., Datamonitor PLC, November 2004

Failure to focus on broadband

Qwest Communications continues to be on the outside looking in when it comes to FTTP [Fiber-to-the-Premises]… According to Clifford Holliday of B&C Consulting Services, “The positive part is that Verizon is taking an aggressive attitude with it. If it weren’t for them, this FTTP thing would be just about dead...I think Verizon will be the lead ship in this effort and virtually the only ship on the sea.”

— “Filling Up on Fiber,” Jeff Baumgartner, CED, March 2004

[Qwest] is a long way from making the broadband penetration it needs...Qwest continues to catch flak from state regulators for moving too slowly on high-speed, particularly in rural areas where a deepening digital divide worries lawmakers.

— “Reconstructing a Shattered Carrier,” Dan Luzadder, America’s Network, February 15, 2004

Poor overall business performance

[Qwest] is still in a “strategic quagmire.” If they think they’re going to turn the company around by cost cutting, then there’s going to be an erosion of the franchise.

— Thomas Friedberg, an independent telecommunications analyst, quoted in “UPDATE: Qwest 4Q Results Helped by Cost Cuts,” Dow Jones News Service, February 15, 2005

We believe the company remains stuck between its RBOC assets (formerly known as U.S. WEST) and hard conditions within its long-distance business (known as the Qwest “classic” portion of the company’s assets).

— “Q: Fourth Quarter Preview: Still Stuck Between an RBOC and a Hard Place,” Smith Barney Citigroup, Michael Rollins, January 19, 2005

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Qwest, which in consumer surveys has consistently ranked at the bottom of the pile among the regional Bells.

— “Answering Telecom’s Most Crucial Calls,” Amy Tsao, Business Week Online, March 4, 2004

Qwest is expected to lose $470 million from continuing operations, on revenues of $14.3 billion this year, according to UBS Securities. Losses are expected to continue next year because of weakness in the residential business. It lost 4.9% of its customers during the 12 months ended June 30, the worst performance among its peers.

— “Qwest: Off the Critical List, But...” Christopher Palmeri, Business Week, November 3, 2003

Qwest has been faced with serious challenges in making its local phone network effective and robust. Unfortunately for the company, the reputation of U S West as “U S Worst” continues to be confirmed in poor customer satisfaction results as those referenced in the Business Week excerpt shown above. We believe the company should be more focused on improving its network and core business assets through sound investments and strategic partnerships, rather than pursuing quick-fix acquisitions that will help the company with its debt problems.

In our research, we found almost no Wall Street firms that suggested Qwest’s bid for MCI was motivated by grand, strategic synergies. Instead, most ascribed Qwest’s pursuit of the company as motivated by financial expediency or, as the quotes above demonstrate, a need to re-vector the business. Mergers should be about the right fit of people, assets, and strategic direction, not keeping the creditors off your back.6 We did locate more than a dozen financial houses that whole-heartedly supported the union of Verizon and MCI. Here are a few:

“The [MCI] transaction makes sense due to: (i) attractive valuation; (ii) substantial synergies ($ 1.0B per year); iii) improved competitive positioning; and (iv) positive industry impacts.”

— “Verizon Agrees to Acquire MCI; A Sweetheart Deal,” RBC Capital Markets, Richard E. Talbott and David Dixon, February 15, 2005

“A Verizon deal would also offer a far greater amount of revenue synergies with its East Coast footprint, which contains many of the nation’s largest government and enterprise customers.”

— “Q: Is the Revised Bid Enough to Derail the Verizon/MCI Deal?—NEUTRAL,” Fulcrum Global Partners, Greg Miller and Chris Chapple, February 28, 2005

“While Qwest securing MCI is a possibility, we continue to view Verizon-MCI as a more likely scenario given its larger ILEC footprint over which to leverage MCI’s enterprise customer base and skill set, a greater ability to drive wireless solutions into MCI’s customer base via its ownership of Verizon Wireless, a less levered balance sheet and more stable equity.”

— “Qwest to Modify MCI Bid,” Legg Mason Wood Walker, Bradley J. Wilson, Daniel Zito, and Christopher C. King, February 18, 2005

[6]	A 2002 Business Week/BCG analysis of corporate mergers found that buyers in the M&A deals studied repeatedly made the following mistakes: 1) overestimating synergies; 2) overpaying by offering a sizable premium to shareholders of the target company; 3) trouble with integrating operations of the two companies; and 4) too much emphasis on cost cutting and not enough on maintaining revenue and keeping top salespeople (Source: “Why Do So Many M&A Deals Destroy Shareholder Value?” Financial Analysis, Planning & Reporting, November 2002). The Eastern Management Group’s survey of Wall Street’s estimations of the Qwest proposal suggests substantial exposure to the first and last mistakes, and at least a few references to number three.

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“We believe the MCI acquisition adds clarity to Verizon’s strategic direction. Verizon appears to have concluded that it will mirror SBC’s strategy, driven by size and scope, by vertically integrating into the long distance sector. Some of the advantages of a vertical integration strategy include: 1) capturing synergies in merger activity; 2) aligning incentives in competition between SBC (with AT&T) and Verizon (with MCI); and 3) providing Verizon a diversification benefit in access reform scenarios.”

— “The strategic choice: MCI,” ABN AMRO, Steven Ricks, February 16, 2005

The obvious preference shown by Wall Street towards the Verizon option is somewhat vexing when one considers the basics of both deals. On the face of it, the Qwest offer is simply more money and, all else being equal, MCI’s stockholders should opt for Q over VZ. However, as a recent Wall Street Journal article points out, there is a widening gap between those shareholders who are looking for easy money and those pursuing long-term goals.

What’s really at stake in this debate is the value of the Qwest stock that MCI shareholders will get. They’ll end up with an ownership stake in a highly indebted company with no wireless network and the territory of the weakest of the remaining Bell regional phone companies — the less populous West. That might not sit well with MCI shareholders who are in it for the long haul.7

The article goes on to throw doubt on the extent of Qwest’s cost-savings estimations, the ability of the company to compete with the mega-provider SBC-AT&T in the enterprise sector, and the overall company’s strategy going forward without wireless assets. While The Eastern Management Group does not make recommendations for investors, we do view these questions as valid when addressing the quality of the Qwest-MCI deal and the returns it will provide to shareholders.

Another area of concern which arose during our research of this issue was Qwest’s estimations of synergies. While Qwest has made a number of claims about capital savings from the deal, there has been lukewarm buy-in from Wall Street. The company’s claims of a $14.8 billion synergy are seen by many financial analysts as unrealistic and difficult to back-up. For instance, Credit Suisse Boston estimates the amount of synergy to be only $5.6 billion—roughly a third of Qwest’s estimations.8

CIBC World Markets[also] expressed skepticism over Qwest’s $14.8 billion cost- savings or “synergy” estimates. Investment firm Morgan Keegan noted the projections came as Qwest was trying to “sell this transaction.”9

Fulcrum Partners is just as dubious:

[G]iven the size of a proposed Qwest/MCI relative to a Verizon/MCI or even SBC/AT&T (which expects about $15 billion of synergies), it causes us to believe Qwest’s estimation of synergies might be too aggressive… we are somewhat skeptical that a Qwest deal could generate more than twice the amount of synergies than a Verizon deal.10

[7]	Eisinger, Jesse, “Long & Short—Subplot in Contest for MCI: Fast Money vs. the Long Term,” Wall Street Journal, March 9, 2005.
[8]	Smith, Jeff, “Deep Pockets Trump Pluck; Qwest Battles For MCI But Verizon’s Wealth Likely to Win,” The Rocky Mountain News, March 5, 2005.
[9]	Smith, “Qwest Gets Opening,” ibid.
[10]	Miller, Greg and Chris Chapple, “Q: Is the Revised Bid Enough to Derail the Verizon/MCI Deal?—NEUTRAL,” Fulcrum Global Partners, February 28, 2005.

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Public statements by MCI’s management have also thrown doubt on their belief in the “achievability” of Qwest’s synergy expectations.11 According to the Associated Press:

MCI has been hesitant to change partners out of concern that Qwest is in weak financial condition and faces a grim business outlook, making its shares a riskier proposition to accept as payment compared with Verizon’s stock.12

The servicing of $16.7 billion in long-term debt, Qwest’s need to cut 15,000 employees due to overlap, poor integration/savings ratios, and comparatively weaker competitive/geographic benefits all argue in favor of taking the lower-priced Verizon bid. Another factor is the inability of Qwest to complete the deal

[W]e believe MCI’s board will continue to seriously weigh the risk that Qwest will be unable to close the transaction and they will be stuck being forced to sell themselves a year from now at a price that is well below what Verizon is currently willing to pay.13

As one analysts put it, “Beyond lip service, we believe MCI doesn’t even turn off the TV set to respond seriously to the recent Qwest offer since it can’t bring as much to the table as Verizon,”14

Regulation and the Public Interest

Since the announcement of competing acquisition bids by Qwest and Verizon for MCI’s assets, the question of regulatory approval has emerged a significant subplot to the corporate drama. The Eastern Management Group believes that the “public interest” should not be ignored when considering the implications of this take-over. Here are some of the reasons why The Eastern Management Group believes that both companies have at least a fair chance of meeting regulatory approval:

1)	Both potential acquirers are RBOCs, thus lessening any leverage either might have vis-à-vis the other in reviews conducted by the Department of Justice, the Federal Communications Commission, or other regulative bodies

2)	The absence of major opposition to the impending SBC-AT&T merger lends support to another RBOC-IXC merger allowing either Qwest or Verizon to pass regulatory muster—this is especially relevant in the case of Verizon-MCI union which would provide a nearly equally-matched competitor in the enterprise market

3)	The FCC is a much different body today than it was in 1990s; regulation for its own sake is a thing of the past and the agency will have a nearly impossible slog if they attempt to block a MCI merger

While we do expect the appropriate regulatory agencies to carefully review both AT&T and MCI’s mergers with regional Bell operating companies and require divestitures as necessary, it is our opinion that the competitive environment which would be created by both mergers is superior to that which exists today. Christopher M. Larsen and Anthony A. Gerrits at Prudential Equity Group are just as sanguine on the prospects of regulatory approval for an MCI-RBOC merger.

[11]	Miller and Chapple, ibid.
[12]	Meyerson, Bruce, “MCI Chief Executive Gets $13.5 Million,” Associated Press Newswire, March 4, 2005
[13]	Miller and Chapple, ibid.
[14]	Marquis Investment Research analyst Greg Gorbatenko quoted in Hyde, Justin “Qwest touts merits of MCI bid for Wall Street,” Reuters News, March 1, 2005

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We believe the deal would pass regulatory review and would require minimal, if any, divestitures. Regulatory approval by the DOJ and the FCC is expected to take about a year, and will be conducted in parallel with the necessary state approvals.15

And Richard E. Talbott and David Dixon of RBC Capital Markets state:

We do not anticipate the FCC (Competition and Public Benefit test), Department of Justice (Competitive Analysis) or State Regulatory Authorities will reject the merger given the intense level of competition in the segment.16

These positions are not surprising; after all, regulation is supposed to serve the public interest, not undermine it. While The Eastern Management Group recognizes that a number of consumer-advocate groups such as the Consumers Union and Consumer Federation of America have come out against MCI’s eventual merger with any company, we take a more holistic view of the public interest. In our opinion, public policy must balance the following directives:

•	Provide for the continued health of the industry which is being regulated

•	Balance the need for fair pricing with the necessity for profit-making, so that companies will have the ability to reinvest and introduce new services and products in the future

•	Promote competition which is viable, not just create it out of the ether

At the end of the day, it is incumbent on this nation’s regulators to realize that the stand-alone IXC business is becoming untenable.17 The evolution of the industry continues to prove that ownership of last-mile facilities is the key to healthy competition. Since the Telecommunications Act of 1996, our firm has witnessed the steady increase of last-mile providers in the marketplace. While the telco “bubble burst” demonstrated the weakness of artificially-engineered competition, those companies which provide their own links to customer’s premises have continued to succeed. Today, it’s not just a competition of long-distance versus local providers. We have multiple technology platforms reaching homes and businesses—cable, WiFi, wireless, satellite, telcos, powerline communications,18 etc. In each case, the service provider owns the network giving them full control over all aspects of customer relationship, e.g., provision, billing, customer care, etc. In this environment, the simple truth is that letting an RBOC acquire the inter-exchange carrier MCI will ultimately be good for the industry and customers. As James R. Raith, Jr. of KeyBanc Capital Markets states:

[Verizon’s] acquisition will create better service for Enterprise and business consumers who will benefit from a wide variety of products that meet the customer’s needs, including an enhanced Internet Backbone Network. The company will also strengthen the long-term viability of MCI’s global network,

[15]	Larsen, Christopher M. and Anthony A. Gerrits, “VZ: Verizon to Acquire MCIP for $5.3 Billion in Equity and Cash,” Prudential Equity Group, LLC, February 14, 2005.
[16]	Talbott, Richard E. and David Dixon “Verizon Agrees to Acquire MCI; A Sweetheart Deal,” RBC Capital Markets, February 15, 2005.
[17]	The plummeting prices of cellular communications and the advent of inexpensive Internet telephony in the late 1990s caused a massive consumer shift towards alternative long distance calling significantly reducing revenues and margins.
[18]	While this technology which uses the electricity infrastructure to transmit data at rate of 1 Mbps over the electricity infrastructure is still primarily in trial stage in the United States, the so-called “Third Wire” is commercially available in Germany, Sweden, and 30 other countries.

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which is used in Government communications systems including the Department of Defense and Department of Homeland Security.19

These optimistic sentiments are echoed by Frank G. Louthan IV and Ben Gordon of Raymond James & Associates:

[On the Verizon deal,] we believe that the enterprise space could get even more competitive as stronger competitors use their superior financial position and other revenue streams to lower costs to business customers.20

Furthermore, RBC Capital Markets foresee widespread positive industry impacts from the Verizon merger, including:

Improvements in: (i) the rate of decline in revenue and pricing for legacy data services and improved pricing for non legacy voice and data services; and (ii) the combined company’s ability to generate a higher return on invested capital in the enterprise segment through more effective control of the pace of erosion from legacy to non legacy data services.21

Our assessment of the Verizon deal, like those held by members of the investment community, is that it will benefit consumers and the telecommunications industry in general. Our estimation of Qwest’s regulatory case is a positive one overall; however, we do believe the company faces more hurdles than does Verizon in its bid to acquire MCI. Potential problem areas include: 1) Qwest’s lingering accounting issues which predate Notebaert’s management, but continue to impact public perception of the company; 2) Qwest’s poor relationships with its Public Utilities Commissions; and 3) overlap between Qwest Classic (the pre U S West long-haul business) and MCI’s assets.

Qwest’s accounting practices continue to plague the company’s reputation. On March 11th, 2005, The Rocky Mountain News reported that federal regulators were preparing civil charges against 15 former Qwest executives and auditors for their role in allegedly fraudulent financial statements and other misdeeds since 1999.22 AFX International reports that former CEO, Joseph Nacchio, is among those facing charges:

U.S. regulators reportedly will file civil charges against the ex-boss of Qwest Communications International as part of a long-running probe into fraudulent accounting practices used by the phone company at the end of the late 1990s telecommunications boom.23

The slow but steady series of accounting scandals could possibly raise the specter of impropriety as Qwest seeks to ingratiate itself with federal and state regulators in an attempt to gain approval for its purchase of MCI.24

[19]	Raith, James R. Jr., “Verizon Communications: Investment Grade Research,” KeyBanc Capital Markets, February 15, 2005.
[20]	Louthan, Frank G. IV and Ben Gordon, “VZ, Q, TWTC: MCI Acquisition Implications,” Raymond James & Associates, Inc., February 15, 2005
[21]	Talbott and Dixon, ibid.
[22]	Smith, Jeff, “Qwest Charges Loom ; Regulators Preparing Civil Cases against Ex-Execs Over Fraud,” Rocky Mountain News, March 11, 2005.
[23]	“Former Qwest CEO may face charges,” AFX International Focus, March 11, 2005.
[24]	With the passage of the Sarbanes-Oxley Act of 2002, The Eastern Management Group has noticed that regulators tend to pay much closer attention to accounting issues than has been the case in previous years.

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What we see as more serious, however, is Qwest’s rather poor relationships with state regulators. A case in point, Qwest recently came under fire from the New Mexico Public Regulation Commission for failing to deliver on its promise to invest $788 million in the state’s telecommunications infrastructure in exchange for raising rates. At its current pace, there will be a $200 million shortfall. According to ComputerWire News, “Qwest had lobbied the PRC to reduce the investment amount mandated by the agreement and to give it more time to comply, but it seems that the Commission has not been convinced by Qwest’s pleas of poverty, especially considering its $8bn bid for MCI. Meanwhile, Qwest revealed that its CEO Richard Notebaert and six other executives have received a total of $5.2m in stock options.”25 Questions about the tension between spending billions on integration with MCI and having to service its 14-state local service area will certainly arise in federal and state reviews of the merger.

The overlap is issue is also potentially troubling. Qwest’s backbone in roughly the same size as MCI’s in terms of the number of cities served (over 150 for both), whereas Verizon’s backbone serves less than 30 cities. Thus, Verizon’s acquisition of MCI’s backbone assets will not result in redundancies, but rather a strategic addition to a modest portfolio. According to one industry executive, who said he supported Verizon’s takeover bid, a Qwest and MCI merger could represent a regulatory problem because it would combine two major long-haul networks into one, something Verizon does not have to worry about. (Source: Richtel, Matt, “Qwest Official Questions Verizon’s MCI Bid,” New York Times, March 2, 2005). The company’s stated goals include buttressing and upgrading MCI’s backbone. In effect, the company will be keeping the asset in play, thus helping keep the market competitive. Qwest, on the other hand, will be retiring large portions of “unneeded” backbone as it removes its primary competitor from the marketplace. The combination of these three factors suggests to us that Qwest could face a longer and more difficult battle for regulatory approval than Verizon Communications.

The Merger’s Impact on Telco Jobs

Another metric to include when assessing the pros and cons of the MCI merger is the effect the final outcome will have on jobs in the telecommunications industry. Since the Internet bubble burst in 2000, the hi-tech sector—particularly the telecommunications industry—has been swamped in a sea of pink slips. Since 2000, the telecom industry’s payrolls have been reduced by 53 percent.26 Failed start-ups accounted for a large percentage of these losses, but the RBOCs have also reduced their workforces.27

Qwest outperforms its peers in “downsizing.” In the year Richard Notebaert came on board, 2002, Qwest reduced 20 percent of its workforce. From 2002-2003, the company removed another 6 percent from its payrolls. And in 2004, the company tripled that percentage by letting 18 percent of its workers go.

We expect record layoffs to continue with an MCI acquisition. In fact, the two companies have publicly estimated that a merger would result in the loss of over 15,000 jobs. The number of

[25]	“Qwest Must Complete $780m Infrastructure Commitment,” ComputerWire News, March 10, 2005.
[26]	Since 2000, the industry has lost 796,734 jobs from its peak of 1.5 million (Source: The Eastern Management Group research, US government statistics and Challenger, Gray & Christmas).
[27]	Unlike many of the layoffs at equipment vendors and start-ups, the attrition at the Big Four (SBC, Verizon, Qwest, and BellSouth) is attributable to a combination of layoffs, consolidation of positions, and intentional failure to fill vacant positions.

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layoffs that would be generated by a Verizon-MCI merger is estimated to be 7,000—less than half those under the Qwest scenario.28

As our above research demonstrates, Verizon has maintained the highest capex spending in the industry. This commitment to investment and innovation has required the company to continually add jobs in many sectors of its business, particularly within its wireless properties. Verizon, which leads its peers in deploying fiber to the home, is adding over 5,000 jobs as part of its groundbreaking FiOS29 project alone. With the addition of MCI’s assets to the business, we share the financial community’s expectations of a robust and aggressive investment program in a number of business segments. While it is reasonable to expect that that the integration of the two companies, i.e., Verizon and MCI, will result in some efficiencies and job eliminations, the overall effect will undoubtedly be blunted by continuing investment and growth in a solid, financially stable company.

Qwest-MCI: Probable Outcomes

Assuming Qwest overcomes Wall Street antipathy, employee and stockholder concerns, and regulatory issues to win the contest for MCI, what can we expect to happen at the combined company? We predict the following:

•	Reduced capital expenditure

•	Slower broadband rollouts

•	Negative impact to the nation’s Internet backbone

•	Massive layoffs

•	Less competition

Our firm does not believe that the acquisition of MCI will alter current trajectories of Qwest’s capex reduction. It could even increase them if Qwest decides to gut the MCI business, cherry-picking only the most lucrative assets and scuttling the rest. This development would bode ill for the US economy and customers.

Less capex means fewer jobs for equipment manufacturers, network integration firms, and third-party software vendors. The telecommunications sector is an important driver for a number of other sectors including the real estate and computer industries—the ripple effect could be even greater than currently forecasted.

Because of the substantial overlap in Qwest and MCI’s core businesses, we foresee the announced layoffs of 15,000 as a starting point rather than a final number. As the combined company eliminates underperforming divisions to aid further cost-cutting initiatives, more layoffs will be required.

We believe the area where this underinvestment will be felt most directly is in integration of MCI’s assets, and broadband deployment. Failure to keep on pace with rollout of broadband

[28]	Meyerson, Bruce, “Qwest-MCI Merger Could Cost 15,000 Jobs,” Associated Press, February 28, 2005
[29]	FiOS is the company’s new suite of fiber-optic services over FTTP, an advanced fiber-optic technology that can be used to connect a home or business directly to Verizon’s network. Fiber-optic systems use strands of glass fiber and laser-generated pulses of light to transmit voice, data and video signals at speeds and capacities far exceeding today’s systems (source: Verizon Web site).

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services across the country will widen the digital divide and weaken the US vis-à-vis its peers in the industrialized world. Broadband deployment in rural areas promotes job creation and assists in the re-education of people who have seen their jobs moved overseas or phased out by new technologies. Endangering the path to universal broadband deployment hinders the growth of the US economy.

The worst case scenario is that such cost-cutting will be applied to MCI’s Internet backbone. The US government and various agencies such as the Department of Defense and Homeland Security depend on access to a reliable and secure backbone. We do not support any initiative that will jeopardize this network.

We are also fearful that the combined company will be less inclined to focus its efforts on large businesses (including the US government) and residential consumers. We have observed a recent Qwest hesitancy to target highly-competitive market segments (due to extra spending required to seek such clients) which could mean that the combined company might only focus on small to medium sized businesses, effectively lessening the level of competition in two important sectors.

Conclusion

As we stated in the introduction, The Eastern Management Group believes the proposed merger of Verizon and MCI—two very different and complimentary companies—is imminently more preferable to the industry that the Qwest-based alternative. The Eastern Management Group believes that there a significant benefits to telecommunications industry, customers, and the US economy if Verizon, rather than Qwest, assumes MCI’s assets which include a significant portion of the nation’s Internet backbone, dozens of large customers (including the DoD and Department of Homeland Security), a global network, and a sizeable portion of the country’s residential long distance customers. The main benefits are listed below:

•	Verizon’s multi-billion dollar commitment to upgrading the Internet backbone

•	Fewer layoffs in the hard-hit telecom sector

•	Increased customer choice, greater competition, and more compelling pricing packages in the consumer and enterprise sectors

•	More robust services, richer product offerings, and better corporate synergies in key sectors (legacy data services, managed services, long distance, etc.)[30]

•	Countless synergies between Verizon’s East Coast facilities and MCI’s global footprint

•	Increased (as opposed to decreased) broadband deployment

•	Faster transition to Internet Protocol services

•	Balances a market which could be upset by merger of SBC Communications and AT&T

Verizon, unlike Qwest, is not timid about investing in the future. The company understands the importance of long-term planning including investment in Internet Protocol, FTTH, and other initiatives. Verizon also values its people and can afford to retain more of the combined workforce because better of synergies between the two companies than could be the case under a Qwest-MCI scenario.

Verizon’s improved competitive positioning through the provision of internationally-valued end-to-end service capability in the enterprise segment bodes well for customers both large and small

[30]	By bringing its long distance traffic onto MCI’s network, Verizon plans to save over $100 million annually (Source: “VZ - Conference Call: Verizon to Acquire MCI for $5.3 Billion in Equity and Cash.” Preliminary transcript provided by Thompson Financial, February 14, 2005).

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segments. The acquisition of the solid IP backbone and additional local facilities makes more sense for Verizon which is constantly evolving its business as the industry continues to transform. This acquisition signals a continuing commitment to the company’s forward-looking strategy by increasing its presence in the enterprise segment and enhancing its FTTP (Fiber-to-the-Premises) capabilities. MCI gives the company an extensive global reach which is especially beneficial to enterprise customers and US government agencies who are current customers of MCI. The synergies from the acquisition will provide tangible benefits for the company which we feel will be re-invested in the company, furthering its proven commitment to competitive evolution. Lastly, the combined company will be able to stand toe-to-toe with the giant SBC-AT&T, something that is just not feasible for Qwest. All in all, we believe this deal demonstrates that Verizon is looking to evolve rather just rest on laurels as a regional Bell operating company—a trend that we feel should be emulated across the peer group.

At the end of the day, we believe that either Verizon or Qwest will emerge as the buyer of MCI. Using sports parlance, the question for customers and policy-makers is who you want to pass the ball off to? Verizon represents the burly, rough-and-tumble type who has the capacity to run the whole field shrugging off tackles all the way. Qwest is more like the kicker—thin, light, and unaccustomed to too much exposure. When it comes to critical assets like the Internet backbone, sensitive customers such the Departments of Defense and Homeland Security, and many of the nation’s residential long distance customers, we think it should be the heavy-hitter.

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Appendix I:

Exhibit 7

2005E Pro Forma Proportionate Revenues

	SBC / T	VZ / M CIP	BLS	FON / NXTL	Q
LEC	45%	53%	47%	18%	80%
IXC	28%	24%	7%	9%	16%
Wireless	22%	19%	39%	73%	4%
Directory & Other	4%	4%	6%	0%	0%

Source: Company data, Morgan Stanley Research

Note: Company results do not account consolidation adjustments. Verizon results exclude Vodafone’s 45% interest in Verizon Wireless.

The Eastern Management Group, Inc.

The Eastern Management Group is one of the oldest and largest management consulting firms focused exclusively on the communications industry. For more than a quarter century, The Eastern Management Group has served over 400 communications industry clients worldwide including every major carrier, manufacturer and software company. The Eastern Management Group has offices in the U.S. and Japan.

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Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.

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